Rolls-Royce

04030762

**Rolls-Royce Group plc**
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JUN 16 2004 WASH. D.C. 187 SECTION

SUPPL

7 June 2004

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

**Re: Information for Rolls-Royce Group plc, No. 82-34721**

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 5 – Block listing six monthly review
Schedule 10 – One Notification of Major Interests in Shares
Schedule 11 – Four Notifications of Directors Interests
One Notification of Directors Interests
Result of Annual General Meeting

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

John Warren
Deputy Company Secretary

dw 6/17

| | |
|---|---|
| Company | Rolls-Royce Grp Plc |
| TIDM | RR. |
| Headline | Blocklisting - Interim Review |
| Released | 14:45 19 May 2004 |
| Number | PRNUK-1905 |

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company ROLLS-ROYCE GROUP PLC

2. Name of scheme ROLLS-ROYCE SHARESAVE SCHEME

3. Period of return: From 9/12/2003 to 12/05/2004

| | | |
|---|---|---|
| 4. | Number and class of share(s) (amount of stock/debt security) not issued under scheme | 10,235,646 ORDINARY SHARES OF 20p EACH |
| 5. | Number of shares issued/allotted under scheme during period: | 522,371 |
| 6. | Balance under scheme not yet issued/ allotted at end of period | 9,713,275 |
| 7. | Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; | 10,613,975 ORDINARY - 23 JUNE 2003 |

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,679,023,927

Contact for queries: JOHN WARREN Address: MOOR LANE, DERBY DE24 8BJ

Name: JOHN WARREN Telephone: 01332 245878

Person making return Name:JOHN WARREN

Position: DEPUTY COMPANY SECRETARY Signature:*****************

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are type

1. Name of company ROLLS-ROYCE GROUP PLC

2. Name of scheme ROLLS-ROYCE EXECUTIVE SHARE OPTION SCHEME

3. Period of return: From 9/12/2003 to 12/05/2004

| | | |
|---|---|---|
| 4. | Number and class of share(s) (amount of stock/debt security) not issued under scheme | 3,056,319 ORDINARY SHARES OF 20p EACH |
| 5. | Number of shares issued/allotted under scheme during period: | 1,272,245 |
| 6. | Balance under scheme not yet issued/ allotted at end of period | 1,784,074 |
| 7. | Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; | 3,244,925 ORDINARY - 23 JUNE 2003 |

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,679,023,927

Contact for queries: JOHN WARREN Address: MOOR LANE, DERBY, DE24 8BJ

Name: JOHN WARREN Telephone: 01332 245878

Person making return Name JOHN WARREN

Position:DEPUTY COMPANY SECRETARY .Signature:******************

END

# Full Text Announcement



| | |
|---|---|
| Company | Rolls-Royce Grp Plc |
| TIDM | RR. |
| Headline | Holding(s) in Company |
| Released | 10:25 30 Apr 2004 |
| Number | PRNUK-3004 |

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ENCLOSED SCHEDULE

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

28/04/2004

50,564,405

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

S198 Companies Act 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

30/04/2004



SCHEDULE

| Registered Holder | No. of Shares |
|---|---|
| Chase Nominees Ltd | 12,113,000 |
| Woolgate House | |
| Coleman Street | |
| London EC2P 2HD | |
| Nortrust Nominees | 500,000 |
| 155 Bishopsgate | |
| London EC2M 3XS | |
| Mellon Nominees (UK) Ltd | 2,999,800 |
| 150 Buchanan Street | |
| Glasgow G1 2DY | |
| State Street Nominees Ltd | 413,100 |
| Canary Wharf | |
| 27th Floor, 1 Canada Square | |
| London E14 5AF | |
| Bank of New York Nominees | 13,403,900 |

| | |
|---|---|
| Bank of New York | |
| 3 Birchin Lane | |
| London EC3V 9BY | |
| Northern Trust | 2,429,800 |
| C/o Nortrust Nominees Ltd | |
| 155 Bishopsgate | |
| London EC2M 3XS | |
| Midland Bank plc | 373,200 |
| 5 Laurence | |
| Poutney Hill | |
| EC4R 0E | |
| Bankers Trust | 492,300 |
| 59 ½ Southmark Street | |
| 2nd Floor | |
| London SE1 0HH | |
| Barclays Bank | 255,100 |
| Barclays Global Securities Services | |
| 8 Angel Court | |
| London EC2R 7HT | |
| Citibank London | 184,200 |
| 11 Old Jewry | |
| London EC2R 8DB | |
| Morgan Guaranty | 695,200 |
| 83 Pall Mall | |
| London SW1Y 5ES | |
| Nortrust Nominees | 7,921,200 |
| 155 Bishopsgate | |
| London EC2M 3XS | |
| State Street Bank & Trust Co | 2,479,100 |
| Deutsche Bank AG | 2,137,600 |
| 23 Great Winchester Street | |
| London EC2P 2AX | |

| | |
|---|---|
| HSBC Bank plc | 2,183,700 |
| Securities Services, | |
| Mariner House | |
| Pepys Street | |
| London EC3N 4DA | |
| Mellon Bank N.A | 530,400 |
| London Branch | |
| London | |
| Northern Trust AVFC | 394,100 |
| South Africa | |
| KAS UK | 56,100 |
| Kass Associate | |
| PO Box 178 | |
| 1000 AD Amsterdam | |
| Bank One London | 255,600 |
| Lloyds Bank | 51,700 |
| Central Settlement Section | |
| Branches Stock Office | |
| 34 Threadneedle Street | |
| Citibank NA | 617,305 |
| Toronto | |
| Deutsche Bank Mannheim | 40,400 |
| Citibank | 37,600 |
| Total | 50,564,405 |

END

| | |
|---|---|
| Company | Rolls-Royce Grp Plc |
| TIDM | RR. |
| Headline | Director Shareholding |
| Released | 15:00 7 Jun 2004 |
| Number | PRNUK-0706 |

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired

5,257

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

236p

13. Date of transaction

07/06/2004

14. Date company informed

07/06/2004

15. Total holding following this notification

100,737

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fee. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/06/2004

END

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| | |
|---|---|
| Company | Rolls-Royce Grp Plc |
| TIDM | RR. |
| Headline | Director Shareholding |
| Released | 15:02 7 Jun 2004 |
| Number | PRNUK-0706 |

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired

121

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

236p

13. Date of transaction

07/06/2004

14. Date company informed

07/06/2004

15. Total holding following this notification

5,541

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 7/06/2004

END

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| | |
|---|---|
| Company | Rolls-Royce Grp Plc |
| TIDM | RR. |
| Headline | Director Shareholding |
| Released | 14:00 10 May 2004 |
| Number | PRNUK-1005 |

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Lord Moore of Lower Marsh

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roy Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired

5,342

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

232.25p

13. Date of transaction

07/05/2004

14. Date company informed

07/05/2004

15. Total holding following this notification

95,480

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 10/05/2004

END

Full Text Announcement



| | |
|---|---|
| Company | Rolls-Royce Grp Plc |
| TIDM | RR. |
| Headline | Director Shareholding |
| Released | 14:01 10 May 2004 |
| Number | PRNUK-1005 |

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

Rolls-Royce Group plc

2. Name of director

Sir Philip John Weston

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

Market purchase

7. Number of shares/amount of stock acquired

123

8. Percentage of issued class

n/a

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary

12. Price per share

232.25p

13. Date of transaction

07/05/2004

14. Date company informed

07/05/2004

15. Total holding following this notification

5,420

16. Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which options exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

John Warren - 01332 245878

25. Name and signature of authorised company official responsible for making this notification

John Warren, Deputy Company Secretary

Date of notification 10/05/2004

END

Full Text Announcement



| | |
|---|---|
| Company | Rolls-Royce Grp Plc |
| TIDM | RR. |
| Headline | Director Shareholding |
| Released | 14:03 10 May 2004 |
| Number | PRNUK-1005 |

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th May 2004 of 50,433 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 230.0 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 4,806,737 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 55

C H Green 55

A B Shilston 55

Company notified 10 May 2004

Dated 10 May 2004

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

# Full Text Announcement



| | |
|---|---|
| Company | Rolls-Royce Grp Plc |
| TIDM | RR. |
| Headline | Result of AGM |
| Released | 15:39 6 May 2004 |
| Number | PRNUK-0605 |

Rolls-Royce Group plc - Result of Annual General Meeting May 5 2004

The Board of Rolls-Royce Group plc is pleased to announce that at the Annual General Meeting held on May 5 2004, all resolutions put to the meeting were duly passed. The resolutions were set out in the notice of the Annual General Meeting dated March 10 2004.

Copies of the resolutions passed at the Rolls-Royce Group plc Annual General Meeting have been submitted to the UK Listing Authority's Document Viewing Facility and will be available for inspection by the public at this facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

(tel. No. +44 (0) 20 7066 1000) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted).

END